Filed Pursuant to Rule 433
Registration No. 333-145894
April 30, 2009
Starwood Hotels & Resorts Worldwide, Inc.
Pricing Term Sheet
7.875% Senior Notes Due 2014

Issuer:	Starwood Hotels & Resorts Worldwide, Inc.

Size:	$500 million aggregate principal amount of 7.875% Senior Notes due 2014

Maturity:	October 15, 2014

Coupon:	7.875%

Price to Public:	96.285%

Yield to Maturity:	8.750%

Spread to Benchmark Treasury:	T+ 676.4 basis points

Benchmark Treasury:	UST 1.750% due March 31, 2014

Benchmark Treasury Price / Yield:	98-283/4 / 1.986%

Interest Payment Dates:	April 15, and October 15, commencing
October 15, 2009

Record Dates:	April 1 and October 1

Make-whole call:	At any time at a discount rate of Treasury plus 50 basis points

Settlement:	T+ 5; May 7, 2009

CUSIP / ISIN:	85590AAM6 / US85590AAM62

Ratings:*	Ba1 (stable) / BB (stable) / BB+ (negative)

Joint Book-Running Managers:	Banc of America Securities LLC (30.0%)
J.P. Morgan Securities Inc. (32.5%)
Deutsche Bank Securities Inc. (12.5%)

Senior Co-Managers:	Calyon Securities (USA) Inc. (2.5%)
Citigroup Global Markets Inc. (2.75%)
Goldman, Sachs & Co. (2.75%)
Morgan Stanley & Co. Incorporated (2.75%)
RBS Securities Inc. (2.5%)
Scotia Capital (USA) Inc. (2.5%)

Junior Co-Managers:	Barclays Capital Inc. (1.8%)
BBVA Securities Inc. (1.8%)
Credit Suisse Securities (USA) LLC (1.8%)
HSBC Securities (USA) Inc. (1.8%)
Mizuho Securities USA Inc. (2.05%)
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.
It is expected that delivery of the notes will be made against payment thereof on or about the closing date specified above, which will be the fifth business day following the date of this term sheet, or “T+5.” Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, or “T+3,” unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the immediately following day, will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of this term sheet or the immediately following business day should consult their own advisor.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.